

September 11, 2013

Via E-mail
Robert Miller
Chief Legal Officer and Secretary
King Digital Entertainment plc
Tenth Floor
Central Saint Giles
1 St. Giles High Street
London WC2H 8AG
United Kingdom

> **Re:** **King Digital Entertainment plc**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 23, 2013**
> **CIK No. 0001580732**

Dear Mr. Miller:

We have reviewed your amended draft registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 12, 2013.

<u>Summary</u>

<u>Overview, page 1</u>

1. Regarding your response to the first bullet point of prior comment 5, please revise your disclosure in the last sentence of the first paragraph to characterize the statement as your opinion or belief. In addition, please tell us:
   - The basis for your belief that your game development and testing process is unique, as you state in the first sentence of your response to the third bullet point;
   - How you concluded in response to the last bullet point that gaming has "historically attracted women between 25 and 55," when the supplemental information you provide does not appear to specify gender when discussing the age of gamers; and
   - The basis for your belief as you state in response to the fifth bullet point that "a majority of [your] user base fits within" the stated demographic group.

Risk Factors

A small number of games currently generate…, page 13

2.   We note your response to prior comment 10. Your statement in this risk factor that *Candy Crush Saga* accounts for "a substantial majority" of your gross bookings only suggests that it is responsible for over half of the gross bookings from your top three games. As a result, your disclosure does not appear to fully describe the level of revenue concentration and reliance on a single game. It is also unclear why you cannot expand your risk factor to quantify gross bookings accounted for by *Candy Crush Saga* and include additional disclosure that explains any limitations on the comparability of the data. We therefore reissue our comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics, page 52

3.   You state in your response to prior comment 21 that disclosing and discussing gross bookings by geographic area would not demonstrate meaningful trends. The table on page F-19, however, shows a consistent increase in revenues for your locations outside North America. In addition, revenues from locations such as Germany, the U.K., and France appear significant when compared to Total Revenue. While we note the last paragraph of your response regarding adjusted EBIT, it is unclear why disclosure of gross bookings by geography would not provide material information to investors. Please advise or revise.

4.   Please disclose the first sentence in your response to prior comment 22, which pertains to how you use mobile gross bookings.

Key Operating Metrics, page 53

5.   We note your response to prior comment 24 that player retention is not as meaningful a metric as the other key operating metrics discussed in this section. It is unclear from your response whether this is a key operating metric used by management, especially given your statement that retention is part of your business model. Please tell us whether and the extent to which management uses retention rates to monitor its business.

Results of Operations

Years Ended December 31, 2010, 2011 and 2012

Revenue, page 62

6.   In your response to prior comment 27 you indicate that "access to content" is considered a consumable virtual item since it allows a player to progress through the next level at the time of purchase. We further note that you do not have any performance obligation for consumable virtual items. Please tell us how you concluded that you have no ongoing implicit performance obligation for access to additional content purchased by players. Also, tell us whether players who purchase virtual items have any recourse in the event that you fail to deliver the game content.

7.   We note your response to prior comment 30 where you indicate that you do not consider revenue from individual platform providers to be relevant or meaningful information. As previously requested, please revise to disclose revenues by platform provider for each period presented. In this regard, it appears that the loss of a platform provider, such as Facebook, Apple or Google, would materially harm your business.

8.   We further note that in your response to prior comment 30 it appears revenues earned from your own website only relates to tournament games. Please confirm that this is accurate for each period presented or whether you currently or historically earned revenue from virtual goods on your website.

Additional Developments Regarding Quarterly Financial Results

Cash and Cash Equivalents, page 66

9.   We note your response to prior comment 32 where you indicate that all of your cash is held by non-Irish subsidiaries and you do not expect to incur significant income tax expense if cash is repatriated. Please explain in further detail why you do not expect to incur significant tax consequences in the event of repatriation. In this regard, tell us whether the statutory rate of Ireland is lower than each of the statutory rates of the non-Irish subsidiaries where cash is currently held.

Share-based Payments

Valuation of Our Ordinary Shares, page 74

10.   We note your response to prior comment 37 where you indicate that your enterprise valuations were determined using a discounted cash flow model ("DCFM") and the implied earnings multiples derived using the DCFM were compared to multiples of comparable public companies and comparable transactions. Please tell us the implied

multiples derived in your DCFM valuations and how the multiples compared to those of the comparable public companies, including the names of such companies, and comparable transactions at each valuation date.

11.   We note your response to prior comment 38 and your revised disclosure where you include historical revenue growth rates and indicate that such rates "formed the basis of management forecasts." Please clarify whether the actual growth rates were used in your forecast or whether you used projected growth rates. To the extent that projected growth rates were used, and the projected growth rates deviated from historical growth rates, please revise to disclose the projected growth rates.

12.   We note your response to prior comment 39 where you indicate that up until March 31, 2013, you used an iterative equity waterfall model ("waterfall") to allocate value to each class of shares and thereafter, you used a blend or hybrid of the waterfall and option pricing models. As previously requested, please clarify your basis for the use of this methodology. As part of your response, please tell us what consideration was given to other allocation methodologies and why you believe the use of a waterfall method, also known as a current value method, is appropriate in your circumstances and stage of development.

13.   We note your response to prior comment 40 and your revised disclosures with regard to the set of comparable publicly traded companies used in your valuations. As previously requested, please revise to disclose any limitations or uncertainties over the comparability of these companies.

Business

Our Games, page 86

14.   Please disclose the number of daily games played for your *Papa Pear Saga* and *Pyramid Solitaire Saga*.

Key Strategies, page 96

15.   We note your response to prior comment 48 where you disclose the three platforms through which you currently offer your games. Please expand to explain your expansion strategy with regard to mobile platforms, in accordance with our comment. In your revision, you should also clarify what you mean by "major platforms worldwide, subject to critical mass."

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition

(b) Virtual Items, page F-15

16.   We note your response to prior comment 57.   In your response, with regard to the sale of virtual items on Facebook, you indicate that discounts on Facebook credits "could affect the ultimate price received for the sale of a virtual item." Please tell us whether you have visibility into the timing, magnitude and frequency of discounts offered by Facebook for purchases of Facebook credits. To the extent the actual gross revenues received for the sale of virtual items is not known to you, as a result of discounts offered by Facebook, please explain in further detail how you concluded that Facebook's portion of the revenues can be reliably measured.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP